

July 11, 2012

Via Facsimile
Ms. Judy Bruner
Chief Financial Officer
SanDisk Corporation
601 McCarthy Blvd.
Milpitas, CA 95035

> **Re:** **SanDisk Corporation**
> **Form 10-K for the Fiscal Year Ended January 1, 2012**
> **Filed February 23, 2012**
> **File No. 000-26734**

Dear Ms. Bruner:

We have reviewed your letter dated June 19, 2012 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 7, 2012.

Part III Information Incorporated By Reference to Definitive Proxy Statement on Schedule 14A Filed April 30, 2012

Executive Compensation

Long-Term Share-Based Incentive Awards, page 34

1.   Please confirm in future filings that you will provide an individualized discussion of the factors that led your Compensation Committee to grant the specific equity awards to your named executive officers. In particular, your discussion should include specific explanations for the large increases in restricted stock units and options awarded to Mr. Sanjay Mehrotra and other named executive officers. Please provide us draft disclosure in your response letter.

Ms. Judy Bruner
SanDisk Corporation
July 11, 2012
Page 2

        If you have any questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297
or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not
hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief